EXHIBIT 23.4


               Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Globespan Virata, Inc., pertaining to the Amended And Restated Virata Corporation 1999 Stock Incentive Plan, the Virata Corporation 1999 Non-Employee Director Compensation Plan, the D2 Technologies, Inc. Tandem Stock Option Plan, the Inverness Systems Ltd. Share Option Plan (1997), the Agranat Systems, Inc. 1996 Stock Option Plan and the Excess Bandwidth 1998 Equity Incentive Plan, of our report dated March 15, 2000, except as to Note 11, as to which the date is April 20, 2000, with respect to the consolidated financial statements of T.sqware, Inc. incorporated by reference in Globespan, Inc.'s Amended Current Report on Form 8-K/A dated May 23, 2001 filed with the Securities and Exchange Commission.



/s/ ERNST & YOUNG LLP

San Jose, California
December 14, 2001